Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company and Shandong New Kinetic Energy, each as a Limited Partner, intend to enter into the Partnership Agreement with China Life Innovation, as the General Partner, on or before 31 December 2018 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB5,001,000,000, of which RMB4,000,000,000 shall be contributed by the Company, RMB1,000,000,000 shall be contributed by Shandong New Kinetic Energy, and RMB1,000,000 shall be contributed by China Life Innovation. All partners have agreed to appoint China Life Capital as the Manager of the Partnership. The Transaction is still subject to the approval of the relevant authorities of the Shandong government.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Innovation is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Innovation is an associate of CLIC, and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company and Shandong New Kinetic Energy, each as a Limited Partner, intend to enter into the Partnership Agreement with China Life Innovation, as the General Partner, on or before 31 December 2018 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB5,001,000,000, of which RMB4,000,000,000 shall be contributed by the Company, RMB1,000,000,000 shall be contributed by Shandong New Kinetic Energy, and RMB1,000,000 shall be contributed by China Life Innovation. All partners have agreed to appoint China Life Capital as the Manager of the Partnership. The Transaction is still subject to the approval of the relevant authorities of the Shandong government.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and managing partner: China Life Innovation

•	Limited Partners: the Company and Shandong New Kinetic Energy

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB5,001,000,000, of which RMB4,000,000,000 shall be contributed by the Company, RMB1,000,000,000 shall be contributed by Shandong New Kinetic Energy, and RMB1,000,000 shall be contributed by China Life Innovation.

Each partner shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the General Partner for payment of the capital contribution. The General Partner shall issue the demand note for payment of the capital contribution at least 15 working days in advance. The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Term

The Partnership shall have a term of eight years from the day immediately following the date when the initial capital contribution is made by the partners. The investment period of the Partnership shall be five years from the day immediately following the date when the initial capital contribution is made by the partners, and the remaining period upon expiry of the investment period shall be the exit period of the Partnership. During the exit period, the Partnership shall not invest in any new projects, but may complete the investment arrangements under the agreements or documents entered into within the investment period and make further investment in existing projects.

Management of the Partnership

China Life Innovation, the General Partner, shall serve as the managing partner, who shall be responsible for the executive functions and investment operations of the Partnership. All partners have agreed to appoint China Life Capital as the Manager of the Partnership to provide day-to-day operation and investment management services to the Partnership. The Partnership shall pay a management fee to the Manager every six months with respect to the services provided by the Manager, and the management fee shall be shared by all partners in proportion to their respective capital contributions. The annual management fee charged by the Manager of the Partnership shall not exceed 1.5% of the total amount of the paid-in capital of the Partnership.

The Partnership shall establish an investment decision committee comprising members to be appointed by the Manager. The investment decision committee shall be mainly responsible for determining and adjusting investment direction and strategy of the Partnership, providing supporting or dissenting opinion to the managing partner or the Manager regarding the investment in or exit from any projects, and determining the timing for distribution of investment income, etc.

The Partnership shall also establish an advisory committee. Each of the Limited Partners shall have the right to appoint one member and the General Partner shall have the right to appoint the chairman of the committee. The advisory committee shall be mainly responsible for considering the matters involving conflicts of interest and connected transactions, the investment projects of the Partnership in which the percentage of its direct investment in private placement projects exceeds 20% of the total amount of the paid-in capital of the Partnership, and the compliance of the proposed investment projects, etc.

Investment Targets and Strategy

The Partnership intends to invest mainly in equity projects of excellent quality involving mixed ownership reforms and strategic emerging industries by various means such as the mixed ownership reform of state-owned enterprises, debt for equity swap, equity merger and acquisition, asset restructuring, pre-initial public offering investment, and private placement by listed enterprises. The Partnership will focus on the “top ten” industries in Shandong Province, including but not limited to strategic emerging industries such as the new generation of information technology, manufacturing of high-end equipment, and new materials, as well as the industries of excellent quality for key development in Shandong Province such as tourism and leisure, culture, and modern finance.

Investment Restrictions

Any investments made by the Partnership shall be subject to the investment restrictions specified in the Partnership Agreement, mainly including the following:

•

The Partnership shall not directly invest in any stocks offered on the secondary market (excluding those offered by way of private placement). Without the approval of the advisory committee, the percentage of any direct investment made by the Partnership in private placement projects shall not generally exceed 20% of the total amount of the paid-in capital of the Partnership;

•

If the investment target is a private equity fund, without the unanimous approval of all partners, the investment made by the Partnership in any single private equity fund shall not exceed 30% of the total capital amount of the private equity fund;

•

Without the unanimous approval of all partners, the percentage of any direct investment made by the Partnership in any single investment target shall not exceed 30% of the total amount of the paid-in capital of the Partnership; and

•

The Partnership shall not generally provide guarantees to or obtain debt financing from external parties, nor shall it invest in any project that is not in compliance with the national industrial policy, has a high level of pollution and energy consumption, does not meet the national standards of energy conservation and environmental protection or has a low added value of technology, nor make any investment in real estate.

Profit Distribution

The distributable cash income of the Partnership shall be distributed in the following order:

(a)

The cash income shall be first distributed to the Limited Partners until each of the Limited Partners has recovered its paid-in capital contribution, and shall then be distributed to the General Partner until the General Partner has recovered its paid-in capital contribution;

(b)

The balance (if any) shall be distributed to all partners until all partners have obtained the profits calculated at a rate of return of 8% per annum based on their respective paid-in capital contributions;

(c)	The balance (if any) shall be distributed to all partners (in proportion to their respective paid-in capital contributions) and the General Partner at the ratio of 80:20.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partner shall bear unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction will help expand the investment channels of the Company for its insurance funds, develop its investment business and consolidate the investment resources within the China Life system, so as to further enhance the value of the Company’s brand and foster the business growth of the Company in Shandong Province. By capitalizing on the project resources of the Shandong government, the Company may obtain the opportunity to make investment in sectors such as strategic emerging industries and mixed ownership reform of state-owned enterprises in Shandong Province, so as to achieve long-term and stable income from such investments. In addition, the Transaction will enhance the reputation of the Company in the Shandong market and enable the Company to expand its bancassurance business in such market, thus fostering the growth of the insurance business of the Company.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As each of Mr. Yang Mingsheng, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Su Hengxuan may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include project risk, decision-making risk and operating risk, the details of which are as follows:

•

Project risk: the projects invested by the Partnership cover strategic emerging industries, especially high-end equipment manufacturing enterprises, which may expose the Company to a project risk as compared to the investment in traditional industries;

•	Decision-making risk: the projects recommended by the Shandong government may deviate from the demands of investors; and

•	Operating risk: there may be an operating risk with respect to post-investment fund application during the project operation process.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As China Life Capital is an indirect wholly-owned subsidiary of CLIC, and China Life Innovation is a wholly-owned subsidiary of China Life Capital, each of China Life Capital and China Life Innovation is an associate of CLIC, and therefore a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to China Life Capital, the Manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

Shandong New Kinetic Energy is responsible for making investments, for and on behalf of the Shandong government, to a series of approved funds involving the Shandong new and old kinetic energy conversion. It also makes foreign investment with its own capital, and provides asset management service, investment management service, and investment consulting service for investment projects. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Shandong New Kinetic Energy and its ultimate beneficial owner are third parties independent of the Company and its connected persons.

Established in November 1995, China Life Capital has a registered capital of RMB1 billion and its principal business is investment management and asset management. As at 30 June 2018, the total assets of China Life Capital amounted to approximately RMB253,571,800, and its net assets amounted to approximately RMB236,055,900. China Life Capital was registered with the Asset Management Association of China as a private equity fund manager in September 2016, and satisfied the requirements of the CBIRC regarding the qualification of equity and real estate investment management institution.

China Life Innovation is a wholly-owned subsidiary to be established by China Life Capital in Shandong Province, and its major businesses will include investment management, investment consultation, and asset management.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Capital”	國壽資本投資有限公司 (China Life Capital Investment Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“China Life Innovation”	國壽創新（山東）投資管理有限公司 (China Life Innovation (Shandong) Investment Management Company Limited), a company to be established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Capital

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Innovation

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Limited Partners”	the partners in the Partnership with limited liability up to the amount of their respective capital contributions under the Partnership Agreement, being the Company and Shandong New Kinetic Energy

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Manager”	the entity that provides day-to-day operation and investment management services to the Partnership, being China Life Capital

“Partnership”	山東新舊動能轉換 – 國壽股權投資基金（有限合夥）(Shandong New and Old Kinetic Energy Conversion – China Life Equity Investment Fund (Limited Partnership)), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the Limited Partnership Agreement of Shandong New and Old Kinetic Energy Conversion – China Life Equity Investment Fund (Limited Partnership) to be entered into by the Company and Shandong New Kinetic Energy, each as a Limited Partner, with China Life Innovation, as the General Partner

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Shandong New Kinetic Energy”	山東省新動能基金管理有限公司 (Shandong New Kinetic Energy Fund Management Company Limited), a company established under the laws of the PRC with limited liability

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 August 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie